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Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Boeing Corporation (BA)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2020 Milvia St. Suite 500, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Boeing Corporation (BA)
Vote Yes: Item #8 – Shareholder Proposal on

Net Zero Transition

Annual Meeting: April 29, 2022

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request the Board issue a report, at reasonable expense and excluding confidential information, evaluating and disclosing if and how the company has met the criteria of the Net Zero Indicator, including scope 3 use of product emissions, or whether it intends to revise its policies to be fully responsive to such Indicator.

SUPPORTING STATEMENT: Proponents suggest, at Company discretion, the report also include any rationale for a decision not to set and disclose goals in line with the Net Zero Indicator.

SUMMARY

The latest IPCC report states that climate impacts are more severe and widespread than expected in every region of the world.1 Climate-related financial risks continue to intensify and pose material threats to companies and shareholders. The U.S. Commodity Futures Trading Commission states that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.2

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1 IPCC, 2022: Climate Change 2022: Impacts, Adaptation, and Vulnerability. Contribution of Working Group II to the Sixth Assessment Report of the Intergovernmental Panel on Climate Change [H.-O. Pörtner, D.C. Roberts, M. Tignor, E.S. Poloczanska, K. Mintenbeck, A. Alegría, M. Craig, S. Langsdorf, S. Löschke, V. Möller, A. Okem, B. Rama (eds.)]. Cambridge University Press. In Press.

2 U.S. Commodity Futures Trading Commission. Managing Climate Risk in the U.S. Financial System.

2022 Proxy Memo Boeing Corporation | Shareholder Proposal on Net Zero Transition

To address climate-related financial risks, investors seek clear, consistent, and credible net zero transition plans from companies. In 2020, the U.S. experienced an estimated $95.8 billion in weather and climate disasters, with costs anticipated to increase considerably in 2021.3 To avoid even more catastrophic climate change impacts, scientists warn that global warming must be kept at 1.5 degrees, which requires achieving net zero emissions globally by 2050 or sooner.

The Climate Action 100+ is an investor led initiative of 615 investors with 65 trillion in assets under management. In 2020, CA100+ issued the Net Zero Indicator Benchmark setting expectations for climate-related actions from issuers.4 The Net Zero Benchmark (Benchmark) calls on companies to develop targets and a plan to align their scope 1-3 greenhouse gas (GHG) emissions with the 1.5 degree global goal, improve climate governance, and provide specific climate related financial disclosures.

RATIONALE FOR A YES VOTE

Boeing’s Board of Directors unanimously recommends a “Yes” vote for this proposal. Boeing supports this resolution and intends to disclose how the company intends to meet the CA100+ benchmark Net Zero Indicator.

Boeing’s Scope 3 category Use of Products constitutes 99% of its total emissions. Boeing has not yet reported a plan or goal to reduce its most relevant Scope 3 emissions, including value chain and use of product emissions, which constitutes 99% of the company’s total emissions.5 While the Company has both a carbon neutral ambition and interim reduction targets, neither of these goals include the Company’s most relevant Scope 3 emissions.

Boeing has not established a net zero goal and climate transition plan that covers all three emissions Scopes. Boeing has set targets to reduce Scope 1 and 2 emissions by 55% by 2030 at its core business sites, which is aligned with the global 1.5 degree goal. However, our Company lacks enterprise-wide targets to reduce its full range of GHG emissions and a commitment to fully transition across all emissions scopes and all business segments.6

The CA100+ Benchmark Net Zero indicator, referenced in the resolved clause of the resolution, requires the company to address all relevant emission Scopes in its net zero ambitions. While Boeing has set targets to achieve carbon neutrality for Scopes 1, 2, and its Scope 3 Business Travel emissions, this ambition fails to cover the Company’s most relevant Scope 3 categories including supplier emissions and use of products, and therefore falls short of the Benchmark’s 1.5 degree-aligned criteria. While a carbon neutrality commitment, if accomplished through purchase of verified emissions offsets, can compensate for current emissions, it does not satisfy the goal of achieving Paris-aligned net zero emissions reductions with minimal use of carbon offsets (10% or less).

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3 “U.S. Billion-Dollar Weather and Climate Disasters, 1980 - Present (NCEI Accession 0209268),” National Centers for Environmental Information, October 23, 2021, https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

4 “Climate Action 100+ Net Zero Company Benchmark,” March 2021, https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

5 “Boeing Company CDP Climate Change Questionnaire 2021,” https://www.boeing.com/resources/boeingdotcom/principles/environment/pdf/Boeing_CDP_Climate_Response_Final.pdf

6 “Sustainable Aerospace Together,” (The Boeing Company, 2021), https://www.boeing.com/resources/boeingdotcom/principles/sustainability/assets/data/2021_Boeing_Sustainability_Report.pdf

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2022 Proxy Memo Boeing Corporation | Shareholder Proposal on Net Zero Transition

Shareholders look forward to receiving a 1.5 degree aligned target and transition plan for all relevant emissions Scopes from Boeing. Achieving 1.5 degree-aligned reductions across the full range of the company’s value chain emissions will ensure that our company addresses its most relevant sources of GHG emissions, capitalizes on low-carbon opportunities, and effectively mitigates climate-related risk.

CONCLUSION

Vote “Yes” on this Management Supported Shareholder Proposal, requesting the Board issue a report evaluating and disclosing if and how the company has met the criteria of the Net Zero Indicator, including Scope 3 use of product emissions, or whether it intends to revise its policies to be fully responsive to such Indicator. We urge a “Yes” vote on this resolution.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

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